Coca-Cola İçecek

FILE 82-35049

October 23, 2007

07027626

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on October 23, 2007.

Fitch Ratings today affirmed Coca-Cola Icecek A.S.'s (CCI) Local Currency Senior Unsecured and Issuer Default ratings (IDR) at 'BBB'. The Company's Foreign Currency Senior Unsecured rating and IDR, which are constrained by Turkey's Country Ceiling, are affirmed at 'BB'. Both IDRs have a Stable Outlook. Our local currency rating remains at four notches above the sovereign rating.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

PROCESSED
OCT 31 2007
THOMSON FINANCIAL

10/30

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

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